CALCULATION OF REGISTRATION FEE
Title of Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee (1)
HSBC USA Inc. Callable Step-Up Rate Notes	$2,017,000	$231.15*
(1) Calculated in accordance with Rule 457(r) of the Securities Act of 1933, as amended.
*Fees of $217.74 were previously paid in connection with this offering as disclosed in the pricing supplement addendum dated December 8, 2011, relating to HSBC USA Inc. Callable Step-Up Rate Notes.

Pricing Supplement Addendum dated December 13, 2011
to Pricing Supplement dated November 30, 2011
Pricing Supplement Addendum dated December 5, 2011
Pricing Supplement Addendum dated December 8, 2011
Prospectus Supplement dated April 9, 2009
and Prospectus dated April 2, 2009

HSBC USA Inc. $2,017,000 Callable Step-Up Rate Notes

On November 30, 2011, HSBC USA Inc. offered $1,320,000 of the notes.  An additional $375,000 and $205,000 of the notes were offered on December 5, 2011 and December 8, 2011, respectively.  An additional $117,000 of the notes are being offered hereby.  The notes previously offered and the notes offered hereby will have identical terms and conditions and will be part of the same series. Reference is made to the related pricing supplement, prospectus supplement and prospectus for a description of the terms and conditions of the notes.

Issuer:	HSBC USA Inc.

Principal Amount:	$1,000 per security.

CUSIP / ISIN:	4042K1TY9 / US4042K1TY91

Trade Date:	November 30, 2011.

Pricing Date:	November 30, 2011.

Settlement Date:	December 19, 2011.

Maturity Date:	Expected to be December 19, 2023, or if such day is not a Business Day, the next succeeding Business Day.

Price to Public:
At variable prices.  HSBC USA Inc. sold the Notes from time to time in one or more negotiated transactions at varying prices determined at the time of each sale; provided, however, that such price was not less than $970.00 per principal amount of Notes and not more than $1,000.00 per principal amount of Notes.  See “Supplemental Plan of Distribution (Conflicts of Interest)” on page PS-9 of the related pricing supplement..

Fees and Commissions / Total (for all issuances):	$16.78 / $33,845.00. See “Supplemental Plan of Distribution (Conflicts of Interest)” on page PS-9 of the related pricing supplement.

Proceeds to Issuer / Total (for all issuances):
$983.22 / $1,983,155.00. The Fees and Commissions Per Note and Proceeds to Issuer Per Note are based on the weighted average discounts and commissions, rounded to two decimal places, paid by HSBC USA Inc. or one of its affiliates.

Form of Notes:	Book-Entry.

Listing:	The notes will not be listed on any U.S. securities exchange or quotation system.

Investment in the notes involves certain risks. You should refer to “Risk Factors” beginning on page PS-6 of the related pricing supplement and page S-3 of the related prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined that this pricing supplement addendum, the related pricing supplement, or prospectus supplement and prospectus, is truthful or complete.  Any representation to the contrary is a criminal offense.

The notes are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency of the United States or any other jurisdiction, and involve investment risks including possible loss of the principal amount invested due to the credit risk of HSBC USA Inc.